January 22, 2009

By Facsimile and Via U.S. Mail

Mark N. Lampert
Biotechnology Value Fund, L.P.
1 Sansome Street, 31st Floor
San Francisco, CA 94104

      Re: **Avigen, Inc. ("Avigen" or "the Company")**
             Preliminary Proxy Statement on Schedule 14A filed January 13, 2009
             Filed by Biotechnology Value Fund, L.P. et al. (the "BVG Group")
             File No. 000-28272

Dear Mr. Lampert:

We have reviewed your filing and have the following comments. If you disagree, we will consider your explanation as to why one or more of our comments may be inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing your response, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable requirements, and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Please feel welcome to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

General

1. Please revise the form of proxy to state in bold-face type that the proxy is being solicited on behalf of BVG Group. Refer to Rule 14a-4(a)(1).

2. We note that this filing refers security holders to information expected to be contained in the company's proxy statement for the annual meeting. We presume that the participants intend to rely upon Rule 14a-5(c) to fulfill certain disclosure obligations. Please note that reliance on Rule 14a-5(c) before Avigen distributes the information to security holders would be inappropriate. If the participants determine to disseminate their proxy statement prior to the distribution of the company's proxy statement, the participants must undertake to provide any

Preliminary Proxy Statement on Schedule 14A filed January 13, 2009
Filed by Biotechnology Value Fund, L.P. et al. (the "BVG Group")
SEC Comment Letter dated January 22, 2009
Page 2

omitted information to security holders in the form of a proxy statement. Please advise us to the participant's intent in this regard.

3. We note that the participants own 29.63% of the total outstanding shares of common stock. Please furnish the information required by Item 405 of Regulation S-K. Refer to Item 7(b) of Schedule 14A.

4. Characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists. Also refrain from making any insupportable statements. Support for opinions or beliefs should be self-evident, disclosed in your materials or provided to the staff on a supplemental basis with a view toward disclosure. We cite the following examples of statements or assertions in your materials, which at a minimum, must be supported on a supplemental basis, or require both supplemental support and recharacterization as statements of belief or opinion:

- On page 7: "Under the best case scenarios, the Proposed Merger could lead to an extraordinary, uncapped return for Avigen stockholders."

- On page 9: "...the suggestion that our Board and management contains some sort of 'unique know-how and proven track record' with respect to selling Avigen or pursuing acquisition opportunities is, we believe, far fetched and dangerous."

Mark any supporting information provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized. Please note that the above list is not intended to be exhaustive.

Background to Solicitation, page 4

5. We note your statement in the second-to-last paragraph on page 5, that the nominees will take certain action including "…redeeming Avigen's stockholder right's plan, working to consummate the proposed transaction with MediciNova, and /or working to complete a distribution of Avigen's assets." As you have no way to assure the future behavior of the participants, please revise this statement to indicate that the participants "plan" or "intend" to take the aforementioned action.

6. In addition, please disclose whether shareholders will be afforded a separate opportunity to vote on this transaction if your nominees are elected.

Preliminary Proxy Statement on Schedule 14A filed January 13, 2009
Filed by Biotechnology Value Fund, L.P. et al. (the "BVG Group")
SEC Comment Letter dated January 22, 2009
Page 3

Proposal No. 1 – Removal of Existing Directors Serving on Avigen's Board, page 6

7. In the interest of balanced disclosure, please consider revising your discussion regarding the impact of poison pills to discuss the potential advantages of such measures in relation to takeover terms or share values. In addition, please consider revising your discussion to indicate that commentators and corporate governance experts disagree on the propriety and utility of poison pills.

8. Please further describe the "unique synergies"" with MediciNova.

Proposal No. 3 – Proposal to Elect the Nominees, page 11

9. We note that you may introduce substitute or additional nominees. Please revise to address whether any advance notice provisions affect your ability to designate other nominees. In addition, we note that the shares represented by the gold proxy card will be voted for any substitute nominees. Please note that we consider the existence of alternative nominees to be material to a security holder's voting decision. Please advise us as to why you believe you are permitted to use these proxies for the election of other unnamed nominees to be designated by you at a later date. Refer to Rule 14a-4(d)(1).

10. Please revise to state the term of office for each director. Refer to Item 401(a) of Regulation S-K and Item 7(b) of Schedule 14A. In addition, we note that the board currently consists of six directors but that you have nominated only four nominees for the board. Please advise us as to your plans regarding the two other board seats.

11. Please revise to state whether each nominee is independent. Refer to Item 407(a) of Regulation S-K and Item 7(c) of Schedule 14A.

12. Please revise to describe Mr. Nodelman's experience as a member of the board of directors for "several early stage start-ups." Please disclose the names of these entities and the periods for which Mr. Nodelman serves or served as director.

Incorporation by Reference, page 22

13. Please note that the participants in the solicitation are responsible for the reliability and completeness of the disclosures contained in this proxy statement, even if such disclosure has been derived from outside sources of information. Please remove the disclaimer in this section.

Preliminary Proxy Statement on Schedule 14A filed January 13, 2009
Filed by Biotechnology Value Fund, L.P. et al. (the "BVG Group")
SEC Comment Letter dated January 22, 2009
Page 4

Closing Information

Please amend the preliminary proxy statement in response to these comments. Clearly and precisely mark the changes to the preliminary proxy statement effected by the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

In connection with responding to our comment, please provide, in writing, a statement from each participant and filing person, as appropriate, acknowledging that:

- the participant or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.

Preliminary Proxy Statement on Schedule 14A filed January 13, 2009
Filed by Biotechnology Value Fund, L.P. et al. (the "BVG Group")
SEC Comment Letter dated January 22, 2009
Page 5

Please direct any questions to Bryan Pitko at (202) 551-3203 or to me at (202) 551-3411.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers and
Acquisitions

Cc: Adam Finerman, Esq.
        Olshan, Grundman, Frome, Rosenzweig & Wolosky LLP
        Park Avenue Tower
        65 East 55th Street
        New York, NY 10022